

TATA

99

082-3768

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49



06017300

September 21, 2006
Sc-15338

SUPPL

Dear Sirs,

Ref: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> **"Re: Fire at Paint Shop of Pune Car Plant**
>
> Pursuant to Clause 36 of the Listing Agreement, enclosed herewith is a Press Release issued by the Company dated September 21, 2006 on the above subject, which is self-explanatory.

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

Encl: a/a



TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8001
www.tatamotors.com

TATA

immediate use **PRESS RELEAS**

Fire at Paint Shop of Pune Car Plant

MUMBAI, September 21, 2006: A fire broke out at the paint shop of Tata Motors' Pune car plant in the early morning hours of today. There has been no casualty. The cause of the fire and the extent of damage are being ascertained.

Preliminary assessments indicate that production from the paint shop may get impaired for about a week, post which it may take some time for the facility to ramp up fully to its existing production levels. The company has about a week's inventory of supply float in the pipeline. All necessary steps are being taken to resume production from the facility at the earliest, while parallely mobilising alternate painting facilities within Tata Motors' Pune plant.

The facility is adequately insured for fire, including for loss of operations resulting thereof.

\- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors
Phone: 66657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com